UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 000-50608

RHINO BIOTECH LIMITED

(Translation of registrant’s name into English)

294 Heywood House

Anguilla, British West Indies

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Directors or Certain Officers; Election of Directors

On August 20, 2021, Mr. Stephen P. Kenwood resigned from his position as a Director of Rhino Biotech Limited (the “Company”), which resignation was effective on such date. Mr. Kenwood’s resignation was not the result of any disagreement between the Company and him on any matter relating to the Company’s operations, policies or practices.

On August 20, 2021, Mr. Graham Crabtree resigned from his position as the Chief Financial Officer of the Company which resignation was effective on such date. Mr. Crabtree’s resignation was not the result of any disagreement between the Company and him on any matter relating to the Company’s operations, policies or practices.

On August 26, 2021, the Company’s appointed Mr. Robert Henry Hesse and Ms. Marilyn Giulia Roosevelt as Directors of the Company (collectively, the “Appointments”).

Robert Henry Hesse. Mr. Hesse has served as the Chairman of the Board of Directors of the Company since August 2021. In addition, since March 2019, he has served as the Chairman of the Company’s predecessor companies, Rhino Technologies, Inc. and Rhino Brands, Inc (collectively, the “Predecessors”). Since 1992, Mr. Hesse has served as founder and director of Dorchester Group, Inc., an investment banking firm. Mr. Hesse received his Bachelor of Science degree in Philosophy from St. Peter’s University. Mr. Hesse was nominated as a director because of his extensive experience in corporate finance, venture capital, reverse mergers and investment banking. He generated this experience through decades of work with member firms of the New York Stock Exchange (1969-1981) and the Nasdaq Stock Market (1973-1992).

Marilyn Giulia Roosevelt. Ms. Roosevelt has served as a director of the Company since August 2021. Since March 2019, she has served as a director of the Predecessors. From 2013 until May 2018, Ms. Roosevelt was associated with Media Apiary Limited, a media production company focused on sports and niche content. From October 2015 until October 2017, she served as a founder and investor in TeeVee Networks Limited, a Guernsey media company that focused on college sports. From August 2002 until May 2017, Mr. Roosevelt served as a director of Intelligent Toys Limited, an artificial intelligence software company based in London with specific application to children’s toys. From January 2001 until April 2021, she founded and operated Roosevelt Group, a California-based consulting company specializing in mergers and acquisitions, cross-border financings, dual listings for publicly traded companies, marketing and business/brand development. Ms. Roosevelt received a Bachelor of Science degree from the University of California at Berkeley. Ms. Roosevelt was nominated as a director because of her extensive experience in corporate finance, which gives her detailed understanding of the complexities of our contemplated future growth.

Following the Appointments, on August 26, 2021, Mr. Nicholas W. Baxter resigned from his position as a Director of the Company which resignation was effective on such date. Mr. Baxter’s resignation was not the result of any disagreement between the Company and him on any matter relating to the Company’s operations, policies or practices.

Amendments to Articles of Incorporation or Bylaws

On August 10, 2021, the Company amended its Articles of Incorporation to increase the number of authorized shares of common stock to 2,500,000,000 shares, $0.001 par value per share, pursuant to Articles of Amendment filed with the Anguilla Registrar of Companies on August 10, 20021. A copy of the Articles of Amendment is filed as Exhibit 3.1 to this Current Report on Form 6-K and is incorporated herein by reference.

On September 15, 2021, the Company changed its corporate name to “Rhino Biotech Limited” by amending its Articles of Incorporation with the Anguilla Registrar of Companies on September 15, 2021. A copy of the Certificate of Incorporation on Change of Name is filed as Exhibit 3.2 with this Current Report on Form 6-K and is incorporated herein by reference.

Financial Statements and Exhibits

Exhibit Number	Description

3.1	Articles of Amendment
3.2	Certificate of Incorporation on Change of Name

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 20, 2022	RHINO BIOTECH LIMITED

	By:	/s/ Marilyn Giulia Roosevelt
	Name:	Marilyn Giulia Roosevelt
	Title:	Director

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